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Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Six Months Ended June 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings as defined:
Pretax income from continuing operations	$4,826	$55,596	$76,040	$100,178	$86,136	$133,634
Add: Fixed charges	28,193	57,247	56,849	55,510	54,489	55,561

Earnings as defined	$33,019	$112,843	$132,889	$155,688	$140,625	$189,195

Fixed charges:
Interest charges	$27,484	$55,261	$55,739	$54,084	$53,528	$48,304
Interest component of operating leases	709	1,986	1,110	1,426	961	1,085
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—	6,172

Total fixed charges	$28,193	$57,247	$56,849	$55,510	$54,489	$55,561

Ratio of earnings to fixed charges	1.2	2.0	2.3	2.8	2.6	3.4

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  Exhibit 12.01